[LETTERHEAD OF MICHAEL D. FRICKLAS, VIACOM INC.]

November 8, 2007

Via EDGAR (Correspondence)

Kathleen Krebs, Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Viacom Inc.

Definitive Schedule 14A

Filed April 20, 2007

File No. 001-32686

Dear Ms. Krebs:

On behalf of Viacom Inc., set forth below are the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated September 27, 2007 concerning our Definitive Schedule 14A filed with the Commission on April 20, 2007. For the purposes of this letter, we refer to our Definitive Schedule 14A as our “proxy statement.” References to “we”, “us”, “our” and the “Company” refer to Viacom Inc., and our Compensation Committee is referred to as the “Committee.” For your convenience, our responses follow the sequentially numbered Comments copied in bold from your letter.

Related Party Transactions, page 23

1.	Disclose whether your related party transaction policy and procedures are in writing, and, if not, how the policy and procedures are evidenced. See Regulation S-K Item 404(b)(1).

In accordance with Regulation S-K Item 404(b)(1), we will clarify in future proxy statements that our related person transactions policy is a written policy.

Executive Compensation, page 27

Compensation Discussion and Analysis, page 27

Overview, page 27

2.

Please disclose the extent to which the compensation committee may delegate any authority to discharge its responsibilities regarding named executive officer compensation. See Regulation S-K Item 407(e)(3)(i)(B).

The Committee does not delegate its responsibilities regarding compensation of our named executive officers (“NEOs”). Under its Charter, the Committee is authorized to delegate its authority and duties to subcommittees or individuals as the Committee deems appropriate (and in accordance with applicable laws and regulations), but it does not in practice do so with respect to the compensation of our NEOs. We will clarify the Committee’s practice on delegation in future proxy statements.

3.

Please disclose more specifically the role of your compensation consultant in your compensation processes and decisions. For example, disclose the material elements of the instructions or directions you provided the consultant with respect to the performance of its duties and discuss the extent to which the consultant conferred with your chief executive officer. See Regulation S-K Item 407(e)(3)(iii).

Since Viacom’s inception as an independent public company on January 1, 2006, the Committee has retained the services of Towers Perrin to advise it in connection with fulfilling its responsibilities under its charter. Towers Perrin reports directly to the Committee, which has the sole authority to hire or fire Towers Perrin and to approve fee arrangements for work performed. The Committee has instructed Towers Perrin to provide it with independent, professional advice, and to provide relevant information for the Committee to review. The material elements of the engagement include, as noted in the Compensation Discussion and Analysis (“CD&A”) section of our proxy statement, advising with respect to negotiations in connection with new employment agreements and renewals of existing agreements, advising on compensation program design (for example, the introduction of grants of performance share units) and advising on market practices generally. The Committee has authorized Towers Perrin to interact with management on behalf of the Committee, as needed, in connection with its engagement. In the course of its work, Towers Perrin met once with Mr. Dauman shortly after he became our Chief Executive Officer to understand his overall philosophy regarding executive compensation, though no specific instructions or directions were provided to Towers Perrin by Mr. Dauman regarding the performance of its duties. Consistent with this response, we will provide additional detail in future proxy statements on the nature and scope of Towers Perrin’s engagement, and the material elements of the instructions given to them with respect to the performance of their duties under the engagement.

Objectives of Viacom’s Executive Compensation Program, page 28

4.

You disclose on page 29 that the compensation committee “considers information about the practices of [y]our peer companies and other comparable public companies, as well as evolving market practices, when making its compensation decisions.” You make similar statements on page 30 regarding how the committee, in analyzing the “appropriate amounts for each component of compensation and the compensation design appropriate for the individual executive” considers, among other things, “input from [y]our independent compensation consultant on market and peer company practices.” As it appears that the committee’s use of the market information may be benchmarking for purposes of Regulation S-K Item 402(b)(2)(xiv), please identify all of the benchmarked companies. Discuss how your compensation committee considered the levels and elements of the benchmarked companies’ compensation in determining the various levels and elements of your executive compensation. See Regulation S-K Item 402(b)(2)(xiv). Please disclose the actual compensation as a percentile of the peer group data and, where the actual percentile differs from the target, explain why.

We respectfully submit that our Committee’s use of market and peer company data in connection with its compensation decisions does not constitute benchmarking under Regulation S-K Item 402(b)(2)(xiv). Rather, the Committee considers information regarding compensation for similar executive positions at other peer companies as only one factor in making judgments on compensation. One reason for this is that the structure and organization of other companies, as well as the duties, responsibilities, tenure and talents of executives at other companies, often vary considerably. Therefore, the Committee does not set the compensation of any NEO to correspond to a particular percentile, or range of percentiles, of peer company data. However, the Committee believes that reviewing information on peer practices is appropriate in the discharge of its responsibilities to ensure that it is well-informed in making its compensation decisions. In this context, the Committee considers the compensation levels and design applicable to executives at other major companies in the media and entertainment industry. These companies are listed on page 29 of our proxy statement in the bullet point entitled “Comparability to the practices of Viacom’s peers in its industry and other comparable companies generally.” In addition, the Committee generally gauges compensation best practices and considers options for compensation program design by reference to the practices of other large public companies, but does not refer to any set group of companies for this purpose. Consistent with this response, we will provide additional clarity on our use of peer company and market data in future proxy statements.

Components of Executive Compensation, page 29

Employment Agreements, page 30

5.

We note the various arrangements you have with the named executive officers and various scenarios described here and in the section starting on page 54. Please discuss how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provisions of benefits under the various employment agreements and change of control arrangements. Also, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements.

Historically, and consistent with common practice in the entertainment industry, our executives have entered into employment agreements for fixed periods of generally several years’ duration. An employment agreement secures various commitments on behalf of an executive, including the executive’s commitment to provide services to us and not to compete with us for the term of the agreement. In consideration of such promises and services, we would typically agree to pay the executive for the fixed term, absent termination for “cause.” In the event that we breached the agreement and/or terminated the executive without “cause,” the executive was entitled to a continuation of salary, bonus and deferred compensation through the duration of the original term of the employment agreement. The employment agreements of Messrs. Freston and Dolan described in our proxy statement reflected this structure, and the payments they received in connection with leaving Viacom in 2006 were consistent with the terms of their employment agreements (except, in the case of Mr. Dolan, with respect to the acceleration of certain specified equity awards described on page 43 of our proxy statement).

Consistent with the Committee’s belief that employment agreements play an important role in our executive compensation programs, the Committee believes that severance arrangements continue to be an important component of the agreements in order to attract and retain high-caliber executives in our industry. In 2006, the Committee determined that it would be appropriate to review our practices on severance arrangements, and decided to implement a policy that capped the size of these payments. This policy reduces severance payments in respect of salary and bonus in connection with termination other than for “cause” to the lesser of (i) two times the sum of the executive’s salary and target bonus amounts and (ii) the salary and bonus that would have been earned through the remaining term of the employment agreement. The employment agreements negotiated with Messrs. Dauman and Dooley in 2006 and Mr. Fricklas in 2007 reflect this new approach. Mr. Redstone’s employment agreement is terminable at will by either party and, therefore, does not contain any provisions providing for severance benefits.

The Committee considers the severance arrangement for a NEO, including the projected amounts that could be received, in connection with its review of the proposed terms of a NEO’s employment agreement or renewal thereof. However, salary and bonus, on the one hand, and severance, on the other hand, serve fundamentally different purposes, and there is no specific trade-off between one component of compensation and another. Bonus levels, for example, provide a specific benefit intended to provide an incentive for superior performance, while severance benefits may be viewed as consideration for a NEO’s commitment to provide services for a certain period of time (reducing the substantial risks to the Company of undesired changes in management) and to comply with restrictive covenants relating to, among other matters, competition and solicitation of employees. The terms of an employment agreement reflect efforts to obtain an arrangement that represents the best balance of risks, costs and benefits to the Company.

As noted in our proxy statement at page 30, there are no change-in-control provisions in our NEO employment agreements, short-term incentive plans, LTMIP or retirement plans,

except for the provisions on the potential excise tax gross-up in the employment agreements for Messrs. Dauman and Dooley. Our Compensation Committee agreed to these potential gross-ups in the context of the negotiations with Messrs. Dauman and Dooley but has not extended this potential benefit to other NEOs.

We will clarify the Committee’s position on these matters in future proxy statements.

Annual Cash Bonus, page 31

6.

On page 31, you disclose the company performance measures the committee established for determining incentive compensation. For each named executive officer, please disclose the performance targets for these measures. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation for such conclusion. Also, disclose how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed performance targets. General statements regarding the level of difficulty or ease associated with achieving the targets are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target and threshold levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm. To the extent the targets are not stated in quantitative terms, explain how the committee determines the officer’s achievement levels for that performance measure.

We did not disclose in our proxy statement the specific quantitative performance targets for the annual cash bonus amounts paid to our NEOs in 2006, as we respectfully believe that the disclosures already made in our proxy statement provide detailed information on how our annual bonus amounts are determined, and that further disclosure of those performance targets is not material to a stockholder’s understanding of how our plan operates. In addition, given that our bonus determinations are linked to our operating budget, such disclosures would cause us competitive harm. We respectfully refer the Staff to the qualitative discussion in our CD&A and following the Summary Compensation Table on our 2006 bonus determinations, and note that these disclosures, together with the information on the actual bonuses paid, provide our stockholders with significant information regarding the difficulty and likelihood of achievement of our financial and other goals. We address each of these matters below.

1.	Additional Disclosures Regarding Performance Targets Are Not Material to Stockholders

As discussed on pages 31-32 of our proxy statement, at the beginning of each year, the Committee sets quantitative performance targets for the Company’s corporate bonus pool, in which our NEOs participate, based on our achievement of amounts of operating income and free cash flow determined by reference to performance “grids” that are based on our operating budget for that year. At the end of the year, the actual amounts of operating income (“OI”) and free cash flow (“FCF”) achieved are compared to the payout schedule on the performance grids and then weighted (in 2006, the weighting was 75% OI and 25% FCF, subject to a qualitative assessment, and in 2007, the weighting is 60% OI, 20% FCF and 20% qualitative factors). The Chief Executive Officer, after consultation with the Chief Financial Officer and Executive Vice President, Human Resources, then formulates an initial recommendation on the amount of the bonus pool based on (i) the quantitative OI and FCF factors, including an analysis of unanticipated events that may have affected results during the course of the year, (ii) an assessment of the qualitative factors established by the Committee at the beginning of the year, and (iii) an assessment of any other qualitative factors significant to the year, such as the extent to which financial results were met in ways that furthered the long term interests of the Company. The CEO presents his recommendation and analysis to the Committee and also makes specific bonus recommendations for specified executives, including the NEOs other than the Executive Chairman and the Chief Executive Officer. Following that discussion, the Committee, in its discretion after taking into account these recommendations and any other factors it considers appropriate, determines the actual bonus amounts for the NEOs, including the Chief Executive Officer.

As discussed above, the achievement of the specific financial targets contemplated by the performance “grids” is only one factor (albeit a significant one) in determining bonus amounts. It is important to note that under the grids, OI and FCF performance interact in ways that can produce various payout results. Exceptional performance on the OI measure, for example, may compensate for less than optimal performance on the FCF measure, and vice versa. The Committee adopts an approach that weights OI and FCF because it believes that both measures are important to the Company’s business. We believe that singling out for disclosure in the CD&A any particular combination, or multiple combinations, of OI and FCF that yield a 100% payout level (or any other payout level) on the performance “grids” does not meaningfully enhance a stockholder’s appreciation of how the plan operates, or of how easy or difficult the Committee thought it would be to achieve the target payout amount (or any other payout amount).

Furthermore, we respectfully submit that such information would not materially add to the mix of information available to stockholders. We publicly disclose the NEOs’ target bonus amounts, actual bonus amounts and what percentage of the target amount the actual bonus represents, as well as a great deal of qualitative information regarding how the actual bonus amounts are determined (including our OI, FCF and other financial results for the year).

Based on these considerations and the disclosures already made, we believe that further disclosures would not provide additional information that is meaningful to our stockholders.

2.	Additional Disclosures Would Result in Competitive Harm

We believe that, in addition to not adding meaningfully to the mix of information already provided to investors, presenting the actual OI and FCF performance grids representing the various starting points in the determination of actual bonus amounts would cause us competitive harm under the applicable FOIA standard and related case law.

Paragraph (b)(4) of FOIA protects from disclosure “trade secrets and commercial or financial information obtained from a person and privileged and confidential.” In National Parks and Conservation Association v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974), rev’d sub nom. on other grounds, 795 F.2d 205 (1989) (“National Parks”), the court held that commercial or financial information is “confidential” if the disclosure of such information is likely “...to cause substantial harm to the competitive position of the person from whom the information was obtained.” The court further explained this standard in National Parks and Conservation Association v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976) (“Kleppe”), holding that the standard requires the party objecting to disclosure to prove that (i) it actually faces competition, and (ii) substantial harm to its competitive position would likely result from disclosure. The Kleppe court made clear that harm to competitive position includes increased costs and added burdens on its operations, in addition to direct harm from disclosing information useful in a competitive bid.1

As discussed below, Viacom faces actual competition, and public disclosure of the performance targets is likely to result in substantial injury to the Company’s competitive position.

As described in more detail in our Annual Report on Form 10-K for the year ended December 31, 2006, there is significant competition in the markets in which Viacom operates. Competition for viewers, advertising and distribution is intense and comes from broadcast television, specialty cable networks, online and mobile properties, movie studios and independent film producers and distributors, local, regional and national newspapers, video gaming sites, and other media that compete for advertising dollars.

Our view that disclosure of financial targets would cause substantial harm to our competitive position, as defined by the courts in National Parks and Kleppe, is based, among other things, on the fact that our revenues derive, in substantial part, from a series of negotiated arrangements with advertisers, cable and satellite operators, motion picture exhibitors and others. To the extent that our actual reported results may be compared, either prospectively or retrospectively, against a performance grid’s gradations, competitors will be able to gain key insights into our negotiating positions, expectations and competitive position that would be damaging to us. For example, a significant amount of our revenue comes from advertising and affiliate fees, which also generate a significant portion of our cash flow. Our performance grid showing various payouts based on free cash flow growth could be used by competitors in negotiations on rate increases, for example by comparing our historical internal targets against negotiating positions taken during the course of the year.

_________________________

1  After examining the circumstances of the parties before it and finding that certain of the parties faced competition, the Kleppe court held that in light of the nature of the financial records requested, the likelihood of substantial harm to their competitive positions was “virtually axiomatic” because public disclosure of such records would, among other things, provide competitors with valuable insights into the operational strengths and weaknesses of the disclosing parties, and facilitate selective pricing, market concentration, expansion plans and possible take-over bids. In addition, the court of appeals found that “[s]uppliers, contractors, labor unions and creditors, too, could use such information to bargain for higher prices, wages or interest rates,” while the parties’ competitors would not be similarly exposed. Id. at 684.

In addition, we compete in a highly competitive market for talented executives. To the extent that additional information about specific corporate performance targets was to be made public, it would provide our competitors with useful information in recruiting our employees.

On balance, the harm to our competitive position as a result of disclosing either prospectively or retrospectively our performance grids for the quantitative components of our annual bonus determinations far outweigh any conceivable benefit for our stockholders of such disclosures, and we respectfully submit to the Staff that the disclosures contained in our proxy statement, coupled with the future clarifying disclosures discussed below, will provide our stockholders with a comprehensive picture of the Committee’s annual cash bonus determinations.

3.	Disclosure of the Difficulty and Likelihood of Achieving Undisclosed Performance Targets

At the beginning of each year, the Committee establishes the range of initial percentage payouts (from 0% to 200% of target) based on various levels of operating income and free cash flow to be achieved. Generally, our achievement of 100% of budgeted operating income and 100% of budgeted free cash flow results in an initial bonus amount equal to 100% of target (before qualitative factors are considered). Our Board of Directors reviews and approves our operating budget annually.

Our budgeting process is thorough and rigorous and involves gathering information from all available sources about anticipated conditions in the markets in which we operate, applying that information to specifics about our respective businesses, devising strategies to compete successfully, and forecasting the anticipated results of those strategies. We review with our Board all of our material assumptions and plans, which are then subject to robust review and discussion. Based on these reviews, budget goals are determined for principal business divisions and for the overall company. The Committee then ties our quantitative performance targets to these budget goals, since they are seen as challenging, even aggressive in some instances, but fair to the executives and employees who are bonus-eligible.

We appreciate that it can be difficult for investors to assess how difficult it is to achieve a performance target. Clarity of presentation may help in this assessment, and in future proxy statements we will present certain information within CD&A in tabular format to accompany the qualitative discussion. This information will allow investors to assess how bonuses have been paid in past years, which they will be able to compare against the Company’s financial performance. One reason that we did not do so this year was that the executive compensation information related only to a one year period, thereby minimizing the year-over-year comparative ease that a table can provide. In addition, we have only been a separate public company since our separation from CBS Corporation on December 31, 2005, so statements about bonus payouts in prior years are not representative of our company.

We will also provide in future proxy statements information on the actual amounts of operating income and free cash flow achieved in a particular year. This would avoid our stockholders having to refer to our Annual Report on Form 10-K for the respective year.

Such tabular disclosure, if presented for more than one year, can give our stockholders insight into the difficulty of achieving our performance targets as they can compare how the bonus amounts relate to the various levels of operating income and free cash flow achieved each year, and also compare year-over-year percentage payouts. An example of such tabular disclosure using 2006 data follows:

NEO	Year	Target Bonus Amount	Actual Bonus Amount	Percentage Payout of Target
Philippe P. Dauman	2006	$ 2,263,014(1)	$ 2,036,713	90%
Sumner M. Redstone	2006	$ 6,100,000	$ 5,500,000	90%
Thomas E. Dooley	2006	$ 1,810,411(1)	$ 1,810,411	100%
Michael D. Fricklas	2006	$ 1,510,000	$ 1,375,000	91%
(1)	Represents a pro-rated bonus amount for service from September 5, 2006 through year end based on a target annual bonus amount of $7 million for Mr. Dauman and $5.6 million for Mr. Dooley.

In summary, we are committed to providing our stockholders with a clear, comprehensive picture of the Committee’s bonus determinations for our NEOs, the process for arriving at those determinations and the difficulty of achieving the performance targets. However, because our performance targets require the application of judgment and discretion, and because it may be necessary to reflect through the qualitative assessment changes in circumstances during the bonus period, we believe that our narrative disclosure and actual bonus amounts, coupled with the disclosure enhancements discussed above, provide all of the material elements of our bonus-setting process, without disclosing information that could be competitively damaging. Disclosure of our performance targets would be harmful to us while providing very little (if any) informational value to our stockholders. We respectfully believe that it is appropriate for us to continue to not include our quantitative performance targets in future proxy statements.

7.

You disclose on page 32 that the compensation committee may adjust the amounts of annual cash incentive bonus payable to an officer “considering management’s recommendations, the achievement of the pre-established qualitative factors and other considerations the Committee deems appropriate.” You then disclose the qualitative factors for 2006. Describe the considerations or guidelines the committee follows in making the qualitative factors for 2006. Describe the considerations or guidelines the committee follows in making the qualitative assessment. Address whether the considerations or guidelines differ among the officers. Finally, clarify the extent to which the committee’s qualitative evaluation of an officer led to any payout adjustment for the relevant year.

The qualitative factors pre-established each year by the Committee for consideration in connection with annual bonus determinations may apply to both the larger bonus pool of bonus-eligible employees and individual NEO performance. The qualitative factors are established each year by the Committee after considering management’s recommendation on what factors may be appropriate to consider that year. Management formulates this recommendation in connection with the budgeting process after discussing areas on which it would like the Company to focus during that year.

Under the plan design in effect for 2006, the qualitative factors were structured as an overlay to the quantitative factors, meaning that a NEO’s initial bonus amount was calculated according to the operating income and free cash flow performance grids, and then management made recommendations to the Committee regarding appropriate qualitative adjustments to the resulting number. The Committee has broad discretion with respect to its qualitative assessments, and may, in addition to the pre-determined qualitative factors, consider other factors affecting corporate or individual performance that year. In 2006, as discussed on page 32 of our proxy statement, the Committee and management assessed the qualitative performance of the Company and determined that the bonuses for our NEOs would be set at approximately 90% of their respective target bonus amounts (except in the case of Mr. Dooley, whose bonus amount for 2006 was guaranteed under his employment agreement. Mr. Dauman, whose bonus amount for 2006 was also guaranteed under his employment agreement, voluntarily reduced his bonus to 90% in solidarity with other executives and requested that the difference be reallocated to corporate employees). Pursuant to their employment agreements, the bonuses of Messrs. Dauman and Dooley were guaranteed for 2006, during which they were employed for only approximately 4 months, and are not guaranteed for future years.

The determination to pay bonus amounts below target was made despite the fact that, on a solely quantitative basis, the application of the performance grids would have resulted in a payout to corporate employees, including the NEOs, in excess of 100% of target. In reaching the conclusion to reduce bonus amounts, the Committee considered a number of factors including, among other things, the pre-established qualitative factors for 2006 and the extent to which 2006 reported results included operating performance unrelated to the Company’s regular business operations. The Committee also considered the level of payouts to employees of the Company’s business divisions (which were based on performance grids applicable to such divisions), including the fairness of those payouts compared to the projected payout of the corporate bonus pool.

It is difficult to provide more detail on the Committee’s application of the qualitative factors that may be used to increase or decrease compensation, as one point of identifying qualitative factors at the outset of the year is to contemplate information not known at the time the quantitative performance targets are set. Depending upon the actual circumstances, factors that are beyond management’s control, whether positive or negative, might be considered to adjust a bonus amount, as would superior or inferior individual performance or other issues that might not be directly linked to company financial performance.

Potential Payments Upon Termination or Change in Control, page 54

8.

For each named executive officer, please consider disclosing the total compensation following termination without cause or resignation for good reason. Also consider including the totals as a row or column in the table.

Although we believe that presentation in a table of the information on estimated benefits upon termination without “cause” or resignation for “good reason” (page 55) may be helpful to a stockholder’s understanding of the benefits, we respectfully decided not to provide a “total” column for such amounts. There is a high degree of variability involved in calculating each of the components comprising the table, and we did not want to imply to stockholders that a “total”

amount would represent what would be paid. For example, the excise tax gross-up component is triggered only under very specific circumstances, and the value of each NEO’s equity holdings as of the date specified does not represent cash paid to the NEO by us. In addition, a “total”, even as of a specified date, would not accurately consider timing issues that may be applicable, such as the requirements of Section 409A of the Internal Revenue Code, the actual timing of stock option exercises, and the like. We respectfully continue to believe that presenting the information in tabular format without a “total” column is appropriate given the variability of the various severance components.

* * * * *

In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters referred to in this letter, please do not hesitate to call me at (212) 258-6070.

Very truly yours,

/s/ MICHAEL D. FRICKLAS

Michael D. Fricklas

Executive Vice President, General Counsel

and Secretary, Viacom Inc.

cc:	Robert K. Kraft, Chair of the Compensation Committee, Viacom Inc.

Philippe P. Dauman, President and Chief Executive Officer, Viacom Inc.

Denise White, Executive Vice President, Human Resources and Administration, Viacom Inc.

Allison S. Gray, Vice President, Counsel, Viacom Inc.

John D. England, Towers Perrin

Daniel L. Goldberg, Bingham McCutchen LLP

Linda E. Rappaport, Shearman & Sterling LLP